UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Carver Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

146875604
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 146875604	13G	Page 2 of 5 Pages

1	Names of Reporting Persons National Community Investment Fund
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 123,201
	6	Shared Voting Power 0
	7	Sole Dispositive Power 123,201
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,201
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 4.1% of 3,004,637 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed November 16, 2020.
12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 146875604	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Carver Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices

75 West 125th St.
New York, NY 10027

Item 2.

(a)	Name of Person Filing

National Community Investment Fund

(b)	Address of Principal Business Office

135 South LaSalle Street
Suite 3025
Chicago, Illinois 60603

(c)	Citizenship or Place of Organization

Illinois

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

146875604

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

Not applicable

CUSIP NO. 146875604	13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 123,201
(b)	Percent of class: 4.1%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 123,201
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 123,201
(iv)	Shared power to dispose or to direct the disposition of: 0

The reporting person’s ownership of the issuer exceeded 5% of the issuer’s common stock as of December 31, 2020, as a result of stock repurchases by the issuer. Subsequent to December 31, 2020, the reporting person sold securities of the issuer to reduce the ownership of the issuer to less than 5% of the issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

CUSIP NO. 146875604	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL COMMUNITY INVESTMENT FUND

Date: February 12, 2021

/s/ Stephen M. Mondozzi
Name: Stephen M. Mondozzi
Title: Controller